Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2009	2010	2011	2012	2013	Three Months Ended Mar 31, 2014
Earnings:
Income (loss) from continuing operations before income taxes	$(61,698)	$66,220	$62,314	$(49,498)	$(28,440)	$872
Add: Fixed charges	44,791	43,927	64,261	77,908	92,126	22,378
Total adjusted earnings	(16,907)	110,147	126,575	28,410	63,686	23,250

Fixed Charges:
Interest	41,029	40,654	61,123	74,069	86,640	21,123
Amortization of deferred loan costs	2,862	2,362	2,310	2,997	4,754	1,078
Rentals at computed interest factor (1)	900	911	828	842	732	177
Total fixed charges	$44,791	$43,927	$64,261	$77,908	$92,126	$22,378

Ratio of earnings to fixed charges	(2)	2.5	2.0	(2)	(2)	1.0

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

(2) Earnings for the years ended December 31, 2009, 2012 and 2013 were insufficient to cover fixed charges by $61,698, $49,498 and $28,440, respectively.